UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 5, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Re: The Home Depot, Inc.
Incoming letter dated December 19, 2006

Dear Mr. Grabar:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Home Depot by Sydney K. Kay, Ph.D. We also have received a letter from the proponent dated December 22, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
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Writer's Direct Dial (212) 225-2414
E-Mail ngrabar@cgsh.com

December 19, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Mr. Sydney K. Kay

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal") made by Mr. Sydney K. Kay. The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

The letter from Mr. Kay setting forth the Proposal is attached as Exhibit A. Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to Mr. Kay. The Company intends to file its definitive 2007 Proxy Materials on or around April 13, 2007, and this letter is accordingly timely under Rule 14a-8(j).

The Proposal is for a shareholder resolution reading as follows:

That all Director Nominees must be:
1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars ($5,000,000)* of the corporation's shares, and/or
2. Representatives from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding *at least two million (2,000,000) voting shares* in the corporation to which they are being nominated.

The italics are in the original, and the capitalized terms are not defined. The Company believes that it may properly exclude the Proposal from the 2007 Proxy Materials for the reasons discussed below.

1. The Proposal is excludable under paragraph (i)(1) of Rule 14a-8, because it is improper under Delaware law.

Rule 14a-8(i)(1) permits the Company to exclude a stockholder proposal from its proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

The Proposal would impose a mandatory rule on the election of directors. This mandatory rule would violate the General Corporation Law, which requires that director qualifications be set forth in the by-laws or the certificate of incorporation of the Company. It would also improperly compel the action of the board of directors in an area where directors are required by law to exercise their business judgment in the best interests of the Company. These arguments are set forth in an opinion of Delaware counsel, Richards, Layton & Finger, P.A., which is attached as Exhibit B to this letter.

For the reasons summarized above, the Company has concluded that the Proposal as submitted is improper under Delaware law and excludable under Rule 14a-8(i)(1).

2. The Proposal is excludable under paragraph (i)(8) of Rule 14a-8 because it relates to an election of individuals from a discrete group.

Rule 14a-8(i)(8) permits an issuer to exclude a shareholder proposal from its proxy materials if "the proposal relates to an election for membership on the company's board of directors."

The Proposal calls for nominees to be chosen from a designated group and thus involves the nomination of specific individuals rather than a procedure for nomination or qualification generally. The Proposal purports to permit two categories of nominees, but the first category is illusory. Individual investors who have held at least $5 million worth of the Company's shares for at least three years, if they exist, must be very few in number, and nearly impossible for the board of directors to identify. Even if they could be identified, there is no reason to think that they are willing or qualified in any other respect to serve as directors. The Company believes that the practical effect of the Proposal would be to limit eligibility for the board of directors to representatives of large institutional investors.

The Staff has previously allowed exclusion of a similar shareholder proposal calling for director nominees to be selected from representatives of private and public mutual funds holding the company's shares. *See BankAmerica Corporation* (Feb. 7, 1980). The Staff allowed exclusion because the proposal's requirement "relate[d] to the election of specific individuals to the company's board." More generally, the Staff has repeatedly permitted exclusion of shareholder proposals calling for director nominees to be chosen from a designated group. *See, e.g., Walt Disney Co.* (December 14, 2004) (granting reconsideration request to omit a proposal calling for the nomination of a descendant of Walter E. Disney to the board); *Delhaize America, Inc.* (March 9, 2000) (permitting exclusion of a proposal that two director nominees be selected from among the company's employees); *Pacific Gas and Electric Company* (December 12, 1989) (permitting exclusion of a proposal stating that at least one nominee to the board be a person who has been associated with a California-based environmental or conservation organization for five years); *Pacific Gas and Electric Company* (Feb. 12, 1979) (permitting exclusion of a proposal to appoint to the board of directors two representatives from among the American Friends Service Committee, the Friends of the Earth or the Mobilization for Survival).

3. The Proposal is excludable under paragraph (i)(8) of Rule 14a-8 because it will disqualify director nominees at the upcoming annual meeting.

A second, independent ground for exclusion under Rule 14a-8(i)(8) is that, if adopted, the Proposal would apply to the nominees who are to be voted upon at the same meeting at which the Proposal would be considered. The Staff has previously repeatedly stated that such proposals can be excluded to the extent the eligibility requirement may disqualify nominees at the upcoming annual meeting. *See, e.g., The Adams Express Company* (December 28, 2000) (permitting exclusion of a proposal that director nominees own at least 1,000 shares of the company's common stock); *Verizon Communications, Inc.* (January 19, 1999) (permitting exclusion of a proposal that no person may serve on the board of directors unless such person owns directly at least 2,000 shares of the company's common stock); *Competitive Technologies, Inc.* (October 7, 1998) (permitting exclusion of a proposal that each director own at least 5,000 shares of common stock in order to remain a director and at least 10,000 shares within two years); *Dominion Resources, Inc.* (February 15, 1991) (permitting exclusion of a proposal that to be elected to the board of directors, a director nominee should own at least 2,000 shares of the company's stock).

Like the precedents cited above, if adopted, the Proposal would disqualify any director nominee who at the time of the 2007 annual shareholders meeting of the Company has not held the Company's shares worth at least $5 million dollars for the previous three years and is not a representative of an institutional investor that holds at least two million of the Company's shares. Although nominees for election at the 2007 shareholders' meeting have not yet been determined, the Company has advised us that the Proposal, if adopted, would disqualify several incumbent Directors as nominees. The Proposal, therefore, directly relates to the 2007 election of directors and may be excluded from the Company's 2007 Proxy Materials.

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rules 14a-8(i)(1) and (i)(8) and respectfully requests that the Staff not recommend enforcement action if the Company does so. The Company also believes that Mr. Kay could not amend the Proposal to make it non-excludable. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks Mr. Kay to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar / AC

Nicolas Grabar

cc: Sydney K. Kay
5718 Harvest Hill Road
Dallas TX 75230-1253

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Mr. Kay's Letter and Proposal)

Sydney K Kay, Ph.D.

5718 Harvest Hill Road Dallas, TX 75230-1253

972 458-2545

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

24 November 2006

Dear Sir/Ms:

I would like the following Proposal, "Qualifications for Director Nominees", included in the Proxy Statement for the 2007 Annual Meeting of Stockholders

I have held shares in Home Depot since December 3, 2003, and I shall continue to hold those shares, having at least $2,000 in market value of the company's securities entitled to be voted on, and through, the date of the 2007 Annual Meeting of shareholders.

Sincerely,

Sydney K Kay

Sydney K. Kay, Ph.D.

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most, if not all, of the Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Chairmen-Presidents-CEOs, with the power vested in one person, can appoint their own Board of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals.... subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Most, if not all, corporate Directors in the United States are, largely, made up of present or past Chairmen/CEOs/Presidents of other corporations who, back home, have the power to nominate *their own* Boards of Directors;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages "awarded" to Principal Executives *that are totally unrelated to Performance* year after year after year....even in a "down year";

WHEREAS NO salaried employees shall qualify as a Director Nominee since their presence on the Board corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which the Chairmen-Presidents-CEOs, and other Executives in the corporation, have no control;

THEREFORE, be it RESOLVED That all Director Nominees must be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding *at least two million* (2,000,000) *voting shares* in the corporation to which they are being nominated.

Exhibit B

(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW RLF COM

December 19, 2006

The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, Georgia 30339

Re: Shareholder Proposal of Sydney K. Kay

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Sydney K. Kay (the "Proponent"), which the Proponent has requested to be included in the proxy statement of the Company for its 2007 annual meeting of shareholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002, which we assume constitutes the certificate of incorporation of the Company as in effect on the date hereof (the "Certificate"); (ii) the Bylaws of the Company, adopted on August 24, 2006, which we assume constitute the bylaws of the Company as in effect on the date hereof (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

WHEREAS Most, if not all, of the Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Chairmen-Presidents-CEOs, with the power vested in one person, can appoint their own Board of Directors. John Kenneth Galbraith, the renowned economist, said, "Senior Executives in the great corporations of this country set their own salaries...and stock option deals...subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-26-2000, p. 1/10J)

WHEREAS Most, if not all, corporate Directors in the United States are, largely, made up of present or past Chairmen/CEOs/Presidents of other corporation who, back home, have the power to nominate *their own* Boards of Directors;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages "awarded" to Principal Executives *that are totally unrelated to Performance* year after year...even in a "down year";

WHEREAS NO salaried employees shall qualify as a Director Nominee since their presence on the Board corrupts and destroys its function as a *totally independent executive governance body*;

> WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which the Chairmen-Presidents-CEOs, and other Executives in the corporation, have no control;
>
> THEREFORE, be it RESOLVED That all Director Nominees must be:
>
> 1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or
>
> 2. Representatives from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding *at least two million* (2,000,000) *voting shares* in the corporation to which they are being nominated.

We understand that the Company construes the Proposal as mandatory and that the Proposal is intended by the Proponent to be mandatory. We further understand that the Proposal, if adopted by the shareholders, would compel the Board of Directors of the Company (the "Board of Directors") only to nominate, and only would allow the election as directors of the Company of, (i) individual investors who for the past three years have been, and currently are, the sole owner of at least five million dollars of the Company's stock, or (ii) individuals who are representatives from mutual funds, pension funds, state treasury funds, foundations or brokerages holding at least two million voting shares in the Company.

You have asked whether the Proposal is excludable from the Company's proxy statement for the 2007 annual meeting of shareholders under Rule 14a-8(i)(1) promulgated under the Securities Exchange Act of 1934, as amended, because it is not a proper subject for action by shareholders under Delaware law. Rule 14a-8(i)(1) provides that a registrant may omit a proposal:

> If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

For the reasons set forth below, the Proposal is not, in our opinion, a proper subject for action by the shareholders of the Company under the General Corporation Law.

Discussion

Section 141(b) of the General Corporation Law provides that "Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors." 8 Del. C. §141(b). Accordingly, Section 141(b) does permit director qualifications. However, Section 141(b) requires that such qualifications be in the corporation's certificate of incorporation or bylaws. Here, the Proposal, which purports to require a person to have certain qualifications in order to be elected as a director, does not provide for an amendment to the Certificate or Bylaws but simply proposes a change in the Company's policy regarding the required qualifications for nominees to the Board of Directors. The Proposal, therefore, violates the requirements of Section 141(b) of the General Corporation Law for establishing director qualifications.[1]

Since the Proposal does not validly establish director qualifications, the Proposal also is in contravention of Section 141(a) of the General Corporation Law. As a general matter, the directors of a Delaware corporation are vested with the authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a).

The Proposal, if adopted, would deprive the Board of Directors of the power and discretion to determine who to nominate for election to the Board of Directors. No less than with other aspects of the "business and affairs" of a corporation, the determination of the required qualifications of a nominee for director is, in our view, a matter within the province of the board of directors of a Delaware corporation and not the stockholders. That a proposal could force a corporation, contrary to the best judgment of its board of directors, to require a nominee to meet certain qualifications which the board of directors believes would not be in furtherance of, or

---

[1] Even if the Proposal was presented as an amendment to the Bylaws, we believe the qualifications imposed by the Proposal are unreasonable by unduly limiting who may serve as a director of the Company. See Stroud v. Grace, C.A. No. 10719, 1990 Del. Ch. LEXIS 185 (Del. Ch. Nov. 1, 1990), aff'd in part, rev'd in part on other grounds, 606 A.2d 75 (Del. 1992) (holding that certificate or bylaw provisions that establish director qualifications are permissible, provided they are "reasonable", and that in some contexts a director qualification may be "unduly restrictive.").

would in fact be contrary to, the best interests of the corporation and all its stockholders, is in our view antithetical to the allocation of duties and powers between the board of directors and stockholders under the General Corporation Law. Under Delaware law, stockholders have the right, subject to compliance with limitations prescribed by advance notice and director qualification bylaws,[2] to nominate candidates for election as directors and to solicit votes in favor of such candidates through their own proxy materials. In our view, however, absent a valid director qualification bylaw, they do not have the right to mandate the qualifications of nominees, contrary to the best judgment of the board of directors.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Delaware Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del.

---

[2]We note that the Article SIXTH, Section 3 of the Certificate permits the stockholders to nominate their own candidates for election as directors upon thirty days notice to the Company. In addition, the Nominating and Corporate Governance Committee has adopted a policy that, in certain circumstances, it will consider candidates for election as directors recommended by stockholders.

1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman v. Choen, 222 A.2d 800 (Del. 1966); Paramount Communications Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted).

As a result, directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Communications, 1989 WL 79880, at *30 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Delaware Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.

> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

Consistent with the foregoing is the Delaware Supreme Court's decision in Quickturn. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) of the General Corporation Law to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months . . . . Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id. at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

In our opinion, the General Corporation Law does not permit stockholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment. Yet this is exactly what the Proposal attempts to do, in that it would compel the Board of Directors to nominate candidates only if they satisfy the proposed qualification requirements, regardless of whether the Board of Directors, in any particular instance, determined that nominating other candidates who did not meet these qualifications would be in the best interests of the Company and its shareholders. Indeed, in fulfilling its responsibility to select candidates for the Board of Directors, the Board of Directors is under an obligation to use its own best judgment to choose those persons whom it reasonably views as the best candidates for the positions. See Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (trustees of a foundation owe a duty to use their own best judgment in filling a vacancy on the board of trustees). Thus, because the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the nomination of candidates for directors of the Company, Abercrombie, 123 A.2d at 899, in our view, the Proposal, if adopted by the shareholders, would not be valid under Delaware law.

In summary, in addition to violating the requirements set forth in Section 141(b) of the General Corporate Law for establishing director qualifications, in our view the Proposal would impermissibly restrict the Board of Directors in the exercise of its statutory duty to manage the business and affairs of the Company, in contravention of Section 141(a) of the General Corporation Law, insofar as it would mandate that the Board of Directors nominate only individuals who meet the pre-determined qualifications set forth in the Proposal, regardless of the Board of Directors' best judgment in that regard.

Conclusion

Based upon and subject to the foregoing and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WH/BVF/PHS

Sydney K. Kay, Ph.D.

5718 Harvest Hill Road Dallas, TX 75230-1253

email: dr.s.kay@sbcglobal.net
Phone/Fax 972 458-2545

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE

Washington, DC 20549 .

22 December 2006

Re: The Home Depot, Inc..- Shareholder Proposal of Mr. Sydney K. Kay.

Dear members of the Division of Corporation Finance:

It looks like it's me against a law firm of 83 lawyers and 15 Resident Counselors. Well, I'll give it my best shot. This is a rebuttal of Mr. Nicholas Garbar's letter:

Bottom of page 2 and top of page 3 of his letter

If my Proposal is accepted and printed in the 2007 Annual Meeting, which I believe will be held in May, 2007. I imagine that the Principal Executives will keep the current Directors, so, if the stockholders want to support my Proposal, they will have to withhold their votes on ALL the Directors. WOW!!! I doubt that my Proposal would win, considering that the vast majority of the stockholders probably do not open and read the Proxy Statement; they simply vote the ballot as recommended by the Directors, But, maybe my Proposal will get enough coverage to have a *real* election in three or four years. At Annual Meetings of ExxonMobil, Kimberly-Clark, Texas Instruments, Texas Industries, Belo and EDS, I've spoken out about "all the non-employee Directors who, COMBINED, don't own enough shares to play MONOPOLY let alone feel any fiduciary responsibility for the shareholders." As noted in my Proposal, most of the Directors are or were Chairmen/CEOs of their own companies. They are multi-millionaires, so they can buy $5,000,000 worth of shares in a company in which they want to be a Director, and hold them for three years. THEN, they'll have a vested interest in the corporation and, perhaps, more of a feeling of fiduciary responsibility to the shareholders. If possible, maybe a similar Proposal to mine can get into the 2008 or 2009 Annual Meeting. It should not be difficult to get a slate composed of representatives of Mutual, Pension, State Treasury Funds, Foundations, Brokerages, and, perhaps, two or three individual investors, *and there's nothing wrong with that*: ALL of them feel a fiduciary responsibility to make money for their investors, *and NONE of them would be "puppets, flunkies, or rubber-stampers!*

Top of Page 4: Discussion

Mr. Grabar states that "Section 141 (b) of the General Corporation Law provides that "Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors". 8 Del. C. 141 (b) requires that such qualifications be in corporation's certificate of incorporation or bylaws. "Here, the Proposal, which purports to require a person to have certain qualifications in order to be ELECTED."

My response: *My proposal does not deal with ELECTIONS; it deals with QUALIFICATIONS in order to be NOMINATED.* Mr. Grabar states that Section 141 (b) does not permit director qualifications. I don't know what Section 141 (b) says about Director Qualifications, but I DO know that the *Proxy Statement* (pp .4-6) deals with "Minimum Qualifications" which includes being evaluated by the "Nominating and Corporate Governance Committees", all of whom are, in my opinion, "Puppet, Flunky, Rubber-stampers". The "facts", as I see them, are that Mr. Nardelli and Mr. Langone have the power to nominate and appoint the Directors of their choice, and the shareholders will NEVER get a truly independent Director from them!

In the middle of page 4   8 Del 141 (a)

My Proposal, if adopted, would deprive the Principal Executives of the power to determine who to nominate for election to the Board. It goes outside the Board to find individual, heavy investors or representatives of *thousands* of investors in the corporation. Such Directors would, by the fact that they are heavily financially involved, have deep feeling of fiduciary responsibility to and for the shareholders.

Lower middle of page 5 (indented)

Mr. Grabar states that "[T]he Board of Directors of a corporation as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."

My response: I have no-fault to find with that. I am in total agreement. I simply want directors who are not "puppets" (Sydney Kay), "flunkies" (David Broder, *Washington Post*) or "rubber- stampers"(Steve Hamm, *BusinessWeek*), who are "appointed by Principal Executives" as John Kenneth Galbraith, the renown economist has said. (*Dallas Morning News*, 1-16-2000, p. 1/10J) I simply want a Board of Directors that will make up a *truly totally independent executive governance body*. Is that asking too much?

Page 6, the rationale

Mr. Grabar says, "Shareholders are the equitable movers of the corporation's assets. However, the corporation is the legal owner of its property , and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders."

My response: I disagree *totally* with this rationale. A corporation is not just a word. It is not just a piece of property. A corporation is not the legal owner of *anything*. A corporation has *human* dimensions: *people. Human beings. They* are the legal owners of the property, and *they have very specific interests in the assets of the corporation.* The financial welfare of the shareholders depend upon the *people*....the *executives*....running the corporation. They put their trust in Directors to manage the business and affairs of the corporation in their (the shareholder's) best interests. That is why the Directors, *their*

***fiduciaries*, must have a deep sense of fiduciary responsibility to *them, the stockholders*. This is often not the case when Directors are "puppets" of the Principal Executives who appointed them.**

Page 6, Bottom rationale

Mr. Grabar says "So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

My response: I disagree totally with this rationale. The present "corporate form" has been, and still is, consumed with so much unfettered power that *corporate boardrooms, through the nation, are filled with the stench of obscene greed*. Fiduciary responsibility are words without meaning to them. I have called such executives "Legal Financial Thieves", and some of their Boards of Directors, who, back home, are Chairman/CEOs of their own corporations, are "Legal Financial Thieves" *on their own turf*. This will continue, ad infinitum, until Principal Executives no longer have the power to nominate Directors of their choice. . It's as simple as that, and that's why my Proposal is so important. Who is being robbed? The stockholders, of dividends they will never receive because they've gone into the pockets of the Principal Executives as part of their total compensation packages, *which have absolutely no relation to performance*: (Net income after Taxes)

Page 7, Top rationale

Mr. Grabar says " Certainly the stockholders could agree to a course of persuasion but they cannot, under the present law, commit the directors to a procedure which might force them to vote contrary to their own best judgment."

My response: Directors who are "puppets, flunkies, rubber-stampers" do not vote according "to their own best judgment"; they vote according to the wishes of the Principal Executive who nominated and appointed them to the Board. Their sense of fiduciary responsibility belongs to the Chairman/CEO/President *with the power to nominate and appoint* whomever he wants to his Board. They do this willingly, since, *back home, as Chairmen/CEOs of their own corporations that's what THEY do!*

Page 7, Bottom rationale

Mr. Grabar says "One of the most basic tenets of Delaware corporate law is that the Board of Directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141 (a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however , would prevent a newly elected Board of Directors from <u>completely</u> discharging its fundamental management duties to the Corporation and its stockholders for six months.

My response: my Proposal does not put any limitations on the Board's authority and responsibility for managing the business and affairs of the Corporation. My Proposal deals solely with "Qualifications for Director Nominees". I know nothing about Section 141 (a). With regard to the Quickturn certificate of incorporation, my Proposal does not seek to limit the authority of the Board. With regard to the Delayed Redemption Provision, my Proposal would not interfere

with the newly elected Board of Directors from completely discharging its fundamental management duties to the Corporation and its stockholders. I think Mr. Grabar is "grasping at straws".

Page 9, Conclusion

Mr. Grabar says, "Based upon and subject to the foregoing and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company under the General Corporation Law.

My response: I think....and hope.... that when *any* stockholder sees a situation in a corporation that is financially affecting him or her, *and every other stockholder*, in a very negative way, s/he should be able to appeal to ALL the stockholders to pass a "Proposal" to rectify it. The Chairman of the Board holds the highest position of power in what should be a totally independent executive governance body. The Chief Executive Officer holds the highest salaried position of managerial power in the corporation. The President holds the highest salaried position of managerial power in a division of the corporation. When all three positions reside in one person, that person has virtually absolute power, and Sir J.E.E. Dalberg said, *"Power tends to corrupt and absolute power corrupts absolutely."* That's how I feel about Mr. Nardelli, Chairman/CEO/President. The same degree of power resides in many Chairmen/CEOs.

My Proposal does not deal with the separation of power; that's for another time, and another Proposal. My Proposal deals with the FACT that Principal Executives, in a position of power, can, and are, using it to nominate and appoint the Directors of their choice to their Boards. And whom do they choose? Present or past Chairmen, CEOs, Presidents who know, quite well, how to take on the role of "puppet, flunky, rubber- stampers" because, back home, that is the kind of Board *they* have! I think that every member of the SEC knows this to be true.

Their compensation packages are based, not on performance, but on *consummate greed.* Home Depot is a perfect example. I believe that Mr. Nardelli "gave himself" excessive compensation packages over a five (?) year period when Home Depot wasn't doing too well. I read that he told the Board of Directors that they were not to go to the last Annual Meeting, and *not one of them* had the guts to tell him to go to hell; that, as Directors, they had an obligation to the stockholders to be there. But *their* greed probably told them to obey, because, if they had disobeyed his "request" they may not have been re-nominated!

I'm sure that they appreciate all the "perks" that go with being a "puppet, flunky, rubber- stamping" Director: round-trips on First Class flights to the 7 to 11 meetings on commercial airlines....or being picked up at the closest airport by a corporate jet; put up at nice hotels; dined, and, especially, wined at super-nice restaurants. And the compensation isn't bad:

$80,000 in deferred shares;
$50,000 in cash or deferred stock
$2,000 per Board meeting
$1,500 per Committee meeting (5 to 7)
$10,000 to Chairmen of Committees
$2,000 per Annual Meeting
9,000 stock options shares

Lastly, I just *loved* Mr. Grabar's disclaimer: "Except as stated in this paragraph, this opinion ter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by any other rson or entity for any purpose without our prior written consent."

I believe and stand behind every word I said, and you can quote me!

Sincerely,
Sydney K. Kay

EXHIBIT A

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall qualify as a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 19, 2006

The proposal relates to requiring that each nominee for director of the company be an individual who shall, for at least the past three years, have been, and currently be the sole owner of at least five million dollars of company shares and/or a representative of a mutual, pension, state treasury fund, foundation or brokerage holding at least two million voting shares in the company.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Home Depot with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy material in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify nominees for director at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2007 annual meeting. Accordingly, unless the proponent provides Home Depot with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

We are unable to conclude that Home Depot has met its burden of establishing that Home Depot may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END